Exhibit 12.2
Pacific Gas and Electric Company
Computation of Ratios of Earnings to Combined Fixed Charges and Preferred Dividends

	Three Months Ended June 30,	Six Months Ended June 30,	Year Ended December 31,

(dollars in millions)	2005	2005	2004	2003	2002	2001	2000

Earnings (1)
Pre-tax income (loss) from continuing operations	$442	$808	$6,543	$1,451	$2,997	$1,611	$(5,637)
Add:
Fixed Charges	132	294	671	964	1,029	1,019	648
Less:
Preferred dividend requirements of subsidiaries	-	-	-	-	-	-	-

Total Earnings (Loss)	$574	$1,102	$7,214	$2,415	$4,026	$2,630	$(4,989)

Fixed Charges (2)
Interest expense, net, including amortization of debt issue costs, premiums and discounts	$124	$279	$668	$939	$990	$976	$609
AFUDC Debt	4	7	(12)	16	21	12	6
Estimate of interest expense within rents	4	8	15	9	8	7	9
Preferred dividend requirements of subsidiaries	-	-	-	-	-	-	-
Preferred security requirements of wholly-owned trust	-	-	-	-	10	24	24

Total Fixed Charges	$132	$294	$671	$964	$1,029	$1,019	$648

Preferred Stock Dividends
Tax deductible dividends	$3	$6	$9	$9	$9	$9	$9
Pre-tax earnings required to cover non-tax deductible preferred stock dividend requirements	5	11	34	27	28	27	27

Total Preferred Stock Dividends	$8	$17	$43	$36	$37	$36	$36

Total Fixed Charges and Preferred Stock Dividends	$140	$311	$714	$1,000	$1,066	$1,055	$684

Ratio of Earnings (Loss) to Combined Fixed Charges and Preferred Stock Dividends (3)	4.10	3.54	10.10	2.42	3.78	2.49	(7.29)

(1)

For purposes of computing the ratio of earnings to fixed charges, "earnings" represents pre-tax income from continuing operations adjusted for minority interest in consolidated subsidiaries and equity in income or loss from subsidiaries accounted for using the equity method plus fixed charges, as computed, less the pre-tax earnings required to cover the preferred dividend requirements of subsidiaries.

(2)

"Fixed charges" include interest, including amortization of debt issue costs, premiums and discounts, the debt portion of the allowance for funds used during construction, an estimate of the amount of interest within rents, and the preferred security requirements of consolidated subsidiaries.

(3)	The ratio of earnings to fixed charges for the year 2000 indicates a ratio of less than one-to-one. The dollar amount of the deficiency is approximately $5.6 billion.